INVEST IN **RIFF**

Coffee's contributing to the climate crisis. We have a win-win-win solution.


Now Open
Invest Now
For Limited Early Bird Perks
Vernon Davis
Super Bowl Champion
and Big Screen Actor

letsriff.com Bend OR

Main Street | Retail | Food | Lifestyle | Coffee

LEAD INVESTOR



Vernon Davis

I'm investing with Riff so that I can help make the world better. The mission is to empower and inspire others to be better than they were before. Its starts with mitigating pollution by using cascara in the form of a beverage and creating another lane that where farmers can become more portable. It's all about sustainability and longevity. I'm willing to give all the time and energy I can to invest in a product and company that's making a difference. I am beyond grateful for the opportunity to be apart of this journey. What we do now will make a better tomorrow and with the help from all of Team Riff we will triumph.

Invested $5,000 this round & $150,000 previously

Highlights

1. Mission & Purpose Driven: Reversing Coffee's Contribution to Climate Change
2. Rock Star Team of Advisors Including a Super Bowl Champion and a Former President of Anheuser-Busch
3. Executive Team of Veterans from Food Science, Coffee, Craft Beverage, Branding, and Pro Sports
4. Upcycling a Byproduct of the Coffee Harvest into a Tasty Good-For-You Climate-Friendly Energy Drink
5. Utilizing a Readily Available Nutritionally-Rich Ag Product to Capitalize on a Rapid-Growth Category
6. Distributed in 9 States to Top Natural & Conventional Grocery Stores with Growing E-Comm Presence
7. Backed by Seasoned Investors from Food & Bev, Technology, Retail, Venture Capital and Consumer Goods
8. Revenues Projected to Surpass $30M by 2025 (projections cannot be guaranteed)
Consumer Goods

8. Revenues Projected to Surpass $30M by 2025 (projections cannot be guaranteed)

Our Team



Paul Evers Co-founder / CEO

Paul is a celebrated veteran in brand strategy, design, and advertising. He led the creative teams who built brands such as Humm Kombucha, Deschutes Brewery, 21st Amendment, and Crux Fermentation Project, which he also co-founded.

Riff was built by industry veterans from food science, cold brew coffee, craft beverage, pro sports, branding, operations, sales and marketing. Paul Evers led the teams who built brands like Humm Kombucha, Deschutes Brewery and 21st Amendment. Nate Armbrust, former head of cold brew innovation at Stumptown, is a pioneer in the cold brew space.



Nate Armbrust Co-founder, Product Oversight

Inventor of nitro cold brew. Former Stumptown head of product innovation and cold brew brewing operations.



Kevin Smyth Co-founder / COO



Bobby Evers Co-founder / Creative Director



Colin McCall Chief Development Officer

Pitch


Our Purpose
Cascara (coffee fruit) waste is generating
THE biggest threat facing the coffee industry
by
2050
50%
of coffee farmland
is expected to vanish

Riff is a purpose-driven coffee brand born in Bend, Oregon. Our vision is to explore and celebrate 100% of the coffee plant's agricultural value on a mission to reverse coffee's contribution to climate change while injecting greater economic viability for coffee farmers and delivering tasty good-for-you and good-for-the planet products to market. With every product sold, positive impact is made on coffee growing communities across the world.

In 2020, we partnered with Oregon State University's Environmental Sciences Program on an in-depth environmental impact study supervised by a senior climate change scientist. With 25B LBS of coffee produced for export annually, we estimate that 100B LBS of nutritionally-rich cascara is also produced as a byproduct, with 70% being thrown to waste, wreaking havoc on the environment and exacerbating challenges for struggling coffee farmers.

125 million people across the globe depend on coffee to support and maintain their livelihoods, with 25 million independent smallholder farmers, living at or below poverty levels, producing 80% of the world's coffee.

To make matters worse, because coffee is grown in a very narrow temperature window, leading scientists predict that by 2050, as much as 50% of coffee farmland will no longer be viable due to rising temperatures resulting from climate change. It's ironic that the coffee industry is actually contributing to its greatest threat by generating such massive amounts of food waste.

Our Purpose is the solution: Generating demand for nutritionally-rich cascara by

upcycling it into food and beverage products saves it from going to waste and wreaking havoc on the environment, generates additional revenue streams and employment for farming communities with little to no investment, and delivers cascara's exotic flavors, naturally occuring caffeine, and nutritional benefits to consumers.

With scale, we create a win-win-win-win scenario.

The "Win-Win-Win-Win"

Join us in helping save the coffee industry and the planet


Win #1 The Planet
Win #2 Coffee Farmers
Win #3 Coffee Industry
Win #4 Our Consumers

Joining the Riff Tribe

We invite you to be part of a mission to solve coffee's contribution to climate change. etc.

Consumer trends are in the midst of radical change accelerated by the pandemic. The consumer packaged goods that Boomers and Gen Xers grew up with will be entirely replaced with a new generation of products, including:

- 🌱 All-Natural and Good For You
- ⚡ Functional Benefits
- 🍩 Reduced Sugar
- ♻️ Upcycled
- 🤝 Ethical Sourcing


Riff
get-it guava

Purpose and Values Driven

When we started Riff, the first thing we did was define our culture and values. This set the foundation for us to apply our history of innovation to problems and opportunities that make a difference in the world.

- 💪 A force for good
- 🙌 Help each other thrive
- 🌪️ Be open to the gift of chaos
- 🏃 Never settle

- Enjoy the ride

Riff's Purpose: To be a positive force for the wellbeing of each other, the broader community and our planet.

Rock Star Advisors



Vernon Davis Advisor, Brand Ambassador

Super Bowl Champion, Big Screen Actor, Entrepreneur



Linda Jeo Zerba Advisor

Consumer Insight Specialist; experience with Coke, Pepsi, Nike and Samsung.



Dave Peacock Advisor

COO, Continental Grain; Former President, Anheuser-Busch and President & COO, Schnuck Markets



Sanjay Dholakia Advisor

Former CEO/CMO/GM/Consultant: Marketo, Crowd Factory, Lithium, SumTotal, McKinsey, Accenture



Jerek Theo Lovey Advisor

Co-Founder & CEO, Take Two Foods



Elliot Begoun Advisor

Natural Products Veteran. Author, Founder of TIG (The Intertwine Group)



Jamie Danek Advisor

Founder/Former CEO, Humm Kombucha



Steve Foltz Advisor

Entrepreneur, Jamba organization's largest franchisee



Cindy Cowan Advisor

Oscar Award winning film producer, and songwriter; Emmy, Golden Globe and People's Choice nominations. United Nations Award winner.



Jon Gehrs Advisor

Co-founder/Former President, Pacific Foods



Bump Williams Advisor

Strategic Business Planning, Former SVP, ACNielsen; Former EVP, IRI



Brett Joyce Advisor

Former President, Rogue Ales



Randy Jozwiakowski Advisor

Managing Director, Paragon Beverage Advisors (M&A), Former VP Wholesaler Development, Anheuser-Busch



Kevin Waters Advisor

Managing Director, Incite global brand strategic agency

World Class Angel Investors

In 2018 we took a unique approach to our first angel round of fundraising. Rather than seeking out the biggest checks possible, we created a 'Series Tribe' raise. The offering was

for 30 units of $25k each—no more, no less, and limited to one per household. It was offered only to individuals who could offer a significant benefit to our business. This structure enabled Riff to tap into a group of highly-accomplished angel investors in Food & Beverage, Technology, Retail, Venture Capital and Consumer Packaged Goods verticals. In essence, we created an egalitarian platform that became our authentic "Riff Tribe." Ultimately, this round was over-subscribed to 40 investors, for a total of $1M. The results of this raise were so successful that we have counseled other start-ups on how to replicate it. And we extended this tribal philosophy to our Series Seed raise of $2.5M in 2020-2021. We're proud to have some of the most respected Founders, Presidents and CEO's of companies like Anheuser-Busch, Hydro Flask, Pacific Foods, Moonstruck Chocolates, Jamba, Big Lots, Smarsh, G5, Sightbox, Rogue Ventures and Vegas Tech Fund become part of our tribe of angels.

It Started with the World's Best Cold Brew

We started with a bold idea: to make the best and most delicious cold brew in the world.

When we started Riff, we were disappointed with the vast majority of cold brewed coffees on the market. To us, most bore little resemblance to actual coffee. With descriptions like "Vanilla Mocha Latte" or "Blood Orange Nitro," the experience was more akin to a milkshake. Some, like Stumptown and Blue Bottle, were similar to our concept of a premium 'craft' cold brew. But their taste profiles were too bold, too gritty, or too earthy. We thought we could do better. So we set out to identify coffees that represented the most delicious flavor notes available on the Specialty Coffee Association's Coffee Taster's Flavor Wheel. And in doing so, we discovered that coffee offered an incredible range, depth and

nuance that wasn't making it into any other ready-to-drink cold brews. We're not the only ones to appreciate coffee's incredible range of flavors. Riff is the only back-to-back winner at Cold Brew Fest, the world's largest cold brewed coffee festival. We were also named one of 5 Finalists at 2018 BevNet Live's New Beverage Showdown, the industry's "Super Bowl" of new beverage companies.


2019
BEST
COLD
BREW
let's Riff
Cold brewed coffee
2018
BEST
COLD
BREW
let's Riff
Cold brewed coffee

Industry Recognition

To support our proprietary approach to cold brewing, Riff built its own state-of-the-art production facility with equipment designed and fabricated by the nation's leading brewing equipment manufacturer.


ITCH SLAM
EMI-FINALIST
2020
New Hope
NETWORK
Natural Products
EXPO WEST
BENDVENTURE
October 18th, 201
2019 BVC Impact Winner $ 85,00
EIGHTY FIVE THOUSAND
DOLLAR
EDCO
ADM
Finlays

- 2018 WINNER OF OREGON'S "EARLY STAGE COMPANY OF THE YEAR"
- 2018 FINALIST BEVNET'S NEW BEVERAGE SHOWDOWN
- 2019 WINNER OF VENTURE CONFERENCE "IMPACT INVESTMENT"
- 2020 NATURAL PRODUCTS EXPO WEST PITCH SLAM FINALIST
- 2020 7-11 BRANDS W/ HEART

Upcycling and Regenerative Agriculture


25
billion lbs
of dried green coffee is processed annually
100
billion lbs
of cascara is also produced
70%
of cascara is thrown to waste

We estimate that 70 Billion lbs of cascara is thrown to waste each year generating methane gas equivalent to 31 Billion lbs of CO2.

In the beginning stages of experimenting with cascara (a byproduct of the coffee harvest) to develop an innovative natural energy drink, we became suspicious the coffee industry was holding a "dirty not-so-little secret," related to the magnitude of waste and its impact. We decided to partner with Oregon State University's Environmental Sciences Program to conduct a robust study quantifying the magnitude of waste and its impact on the environment as well as on coffee growing communities. Supervised by a senior climate change scientist, the study concluded that we had good reason to be suspicious.

Cascara (Spanish for 'husk' or 'pulp'), is naturally sweet, naturally delicious, and rich in antioxidants, potassium, iron, and caffeine. And because the volume produced as a byproduct is so incredibly massive, it's impossible for farmers to properly compost.

So it's discarded in the back corners of plantations, where mycotoxins develop, seeping into soils and water tables destroying ecosystems for future agricultural production. Some is released into waterways killing off fish and other aquatic life. But, the vast majority is sent to landfills, where it decomposes, producing methane gas at the same magnitude as 3 million automobiles in a single year.

Introducing Riff Energy+ Immunity

Released in April 2021, Energy+ is a delicious, sparkling natural energy drink brewed from upcycled cascara and enhanced with immunity benefits.

Riff Energy+ is brewed utilizing the same process as our cold-brewed coffees. It's then carbonated for a wonderfully refreshing experience. It's pasteurized, giving it a 1-year shelf life eliminating cold chain distribution constraints. Energy+ is available at retail in natural and conventional grocery stores, and via e-commerce on Amazon and LetsRiff.Com

Energy+ is available in three flavors: Booya Berry (blackberry & elderberry), Get-It Guava (guava & passionfruit) and Pick-It-Up Pomegranate (pomegranate & hibiscus).




Riff
Riff
Riff
booyah
berry


Product Highlights
120mg Caffeine
Upcycled
GMO
Non-GMO
Carbon Neutral
C
Daily Dose
of Vitamin C
Powerful
Antioxidants
Low Sugar

Gen Z and Millennial Behavior

Gen-Zers and Millennials have dramatically shifted away from sugar-laced carbonated soft drinks and synthetically produced energy drinks. Now it's all-natural, clean-label and good-for-you or nothing.

For the last three decades, energy drinks such as Red Bull, Monster and Rockstar have grown despite a seemingly endless list of unpronounceable laboratory-produced ingredients such as L-Carnitine, Ascorbic Acid, Niacinamide, Riboflavin, Inositol, Glucuronolactone, Pyridoxine Hydrochloride, and Cyanocobalamin.

All-natural energy drinks, like Riff Energy+, are the antithesis of the highly-synthetic energy drink category. Riff Energy+ contains only natural clean-label ingredients such as: Cascade Mountain water, brewed cascara, natural cane sugar, real fruit juices and vitamin C.

Riff is also well positioned to benefit from Millennial and Gen Z-er coffee preferences. Starbucks reports that more than 50% of in-store sales, and 80% of new category growth are from chilled beverages.

U.S. Energy Drink Market 2020-2027


$30B
$25B


$20B
$15B
2020
2021
2022
2023
2024
2025
2026
2027

THE U.S. ENERGY DRINK MARKET IS FORECASTED TO GROW 5.4% CAGR THROUGH 2027, REACHING $28B IN ANNUAL SALES.
Source: Research and Markets US Energy Drink Market Forecast 2021-2027

Market Traction

We've partnered with the two top natural food distributors, UNFI and KeHE, expanded into 9 Western states, launched on Amazon, SnackMagic and built our own D2C channel at letsriff.com.

DTC E-COMMERCE

With early recognition of the significant shift in market access and consumer behavior at retail grocery stores brought on by the pandemic, we pivoted our sales and marketing priorities to identify and pursue our most immediate and short-term revenue opportunities. This has meant that, in addition to our focus on west coast brick and mortar retail grocery placement, we rapidly developed a proactive e-commerce strategy focused on both Amazon and on enhanced direct-to-consumer functionality on our proprietary channel, LetsRiff.Com, leveraging organic and paid media along with brand ambassadors to drive traffic.

DISTRIBUTION

We are building a distribution network that sets the foundation for Riff to scale. In our home market of Oregon, most of our distribution is handled via Direct-Store-Delivery (DSD) partner, Point Blank. In addition, Riff is also distributed to key accounts in Oregon as well as throughout the Pacific Northwest via UNFI and KeHE, the nation's two largest natural foods distributors.

RETAIL (GROCERY)

In our first 2 years we achieved distribution to 9 Western states (AK, AZ, CA, HI, ID, MT, OR, WA & WY), including leading retailers like Safeway, Albertsons, Market of Choice, New Seasons, New Leaf, Fred Meyer (Kroger), Bi-Rite and Down To Earth.

We've engaged with leading retail growth partners, like Dirty Hands on sales, retail execution and data reporting to effectively scale.